

April 11, 2011

<u>Via E-mail</u>
Mr. Barry Dahl
Chief Financial Officer
9604 Prototype Court
Reno, Nevada 89521

> **Re:** **Argonaut Gold, Inc.**
> **Form 20-F for Fiscal Year Ended September 30, 2010**
> **Filed December 29, 2010**
> **File No. 0-52509**

Dear Mr. Dahl:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended September 30, 2010

Controls and Procedures, page 86

1. We have read your response to comment one, in our letter to you dated March 14, 2011, in which you indicate that since Pediment Gold, Inc. ("Pediment") filed in a Form 6-K, dated December 29, 2010, Pediment's MD&A, which contains its management's conclusion on the effectiveness of disclosure controls and procedures for the period ending September 30, 2010, a disclosure requirement under applicable Canadian rules analogous to Item 15(a) of Form 20-F, and officers' certifications, analogous to Rule 13a-14(a)/ 15d-14(a) of the Exchange Act, you do not believe an amendment is required.

   Further, we note that your current CEO and CFO were not the principal officers of Pediment prior to the acquisition of its common stock by Argonaut Gold, Inc., and you believe they should not be required to make certifications in an amendment to your filing which contains matters of which they had no involvement. However, we are unable to agree with your conclusion. According to Rule 13a-16(c) of the Exchange Act, reports furnished pursuant to this Rule are not considered to be filed for the purpose of section 18 of the Act or otherwise subject to the liabilities of that section. As such, we believe it will be necessary for you to amend your filing to comply with Item 15(a) of Form 20-F, and include as an exhibit to the filing the certifications pursuant to Rule 13a-14(a)/ 15d-14(a) of the Exchange Act signed by your current officers. We refer you to Division of Corporation Finance: Sarbanes-Oxley Act of 2002 –Frequently Asked Questions dated November 8, 2002 (revised November 14, 2002) for Staff views on Section 302 certifications.

Closing Comments

You may contact Tracie Towner at (202) 551-3744, or Kimberly Calder at (202) 551-3701, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3299 with any other questions.

Sincerely,

/s/ Mark C. Shannon

Mark C. Shannon
Branch Chief